BY EDGAR AND HAND DELIVERY

January 18, 2012

Mr. Mark Webb

Mr. Michael F. Johnson

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:                             Walker & Dunlop, Inc.
Registration Statement on Form S-3
Filed January 4, 2012

File No. 333-178878

Dear Mr. Webb:

On behalf of Walker & Dunlop, Inc., a Maryland corporation (the “Company”), we have electronically transmitted under separate cover, pursuant to Regulation S-T, Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-178878) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended, which has been marked to show changes from the Company’s filing of the Registration Statement with the Securities and Exchange Commission (the “Commission”) on January 4, 2012.

This letter responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”), received by letter dated January 5, 2012 (the “Comment Letter”), with respect to the Registration Statement, and the changes reflected in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) include those made in response to the Comment Letter.  We have enclosed with this letter a marked copy of Amendment No. 1, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, set forth in italics below is your numbered comment, with the Company’s response immediately following.  All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1.  Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

Selling Stockholders, page 2

1.             For Column Guaranteed LLC, please disclose the natural person or persons who exercise sole or shared voting and dispositive powers over the shares being registered.

Response to Comment No. 1

Footnotes 4 and 5 to the Selling Stockholders table on page 3 have been revised in response to this comment.

****

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at 301-634-2146.

Very truly yours,

/s/ Richard M. Lucas

Richard M. Lucas
Executive Vice President, General Counsel & Secretary

Enclosures

cc:                               William M. Walker

Deborah A. Wilson

David W. Bonser, Esq.